UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Delta Galil Industries Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Ordinary Shares, par value NIS 1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Anthony G. Barbuto
                           345 Park Avenue, 41st Floor
                             New York, NY 10154-0101
                                 (212) 759-3700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    copy to:

                              Peter J. Rooney, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                 August 24, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. None                                       Page 2 of 12 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAFRA ACQUISITION FUND 11, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
  NUMBER OF       --------------------------------------------------------------
   SHARES             8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0
    EACH          --------------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. None                                       Page 3 of 12 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAFRA PARTNERS, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
  NUMBER OF       --------------------------------------------------------------
   SHARES             8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0
    EACH          --------------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. None                                       Page 4 of 12 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WAFRA PARTNERS, INC.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
  NUMBER OF       --------------------------------------------------------------
   SHARES             8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0
    EACH          --------------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. None                                       Page 5 of 12 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MANHATTAN INTERNATIONAL MANAGEMENT & CONSULTING LTD.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [_]
          (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          BERMUDA
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             0
  NUMBER OF       --------------------------------------------------------------
   SHARES             8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0
    EACH          --------------------------------------------------------------
 REPORTING            9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                     0
                  --------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the Ordinary Shares, par value NIS 1.00 per share (the "Shares"), of Delta Galil Industries Ltd., an Israeli corporation (the "Issuer"). The Issuer's principal executive offices are located at 2 Kaufman Street, Tel Aviv 68012, Israel.

Item 2.  Identity and Background.

(a) This Statement is being filed by Wafra Acquisition Fund 11, L.P., a Delaware limited partnership ("WAF"), Wafra Partners, L.P. (WPLP), Wafra Partners, Inc. ("WPI"), and Manhattan International Management & Consulting Ltd. ("MIMC", and together with WAF, WPLP and WPI, the "Reporting Persons" and each, a "Reporting Person").

(b) The address of the principal office of WAF, WPLP and WPI is 345 Park Avenue, 41st Floor, New York, NY, 10154-0101. The address of the principal office of MIMC is Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda.

(c) The principal business of each of the Reporting Persons is making equity investments in businesses of varying kinds.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director or manager of each of the Reporting Persons, and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than WAF, WPLP, WPI or MIMC, as the case may be, for which such information is set forth.

         During the last five years, to the best of the Reporting Persons' knowledge, none of the Reporting Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

         The Shares were acquired pursuant to an Agreement and Plan of Merger dated as of June 30, 2000 (the "Merger Agreement"), by and among W.I.I. Acquisition Corp., Wundies Industries, Inc., Wafra Acquisition Fund 11, L.P., Michael Fitzgerald, William Mull, Judith Moore, Steven Lockcuff, and Francis Tam (collectively, the "Wundies Shareholders"). Pursuant to the Merger Agreement, the Issuer acquired all of the capital stock of Wundies Industries, Inc. in exchange for Shares. In connection with this transaction and the Merger Agreement, Wafra Acquisition Fund 11, L.P. acquired 1,154,525 Shares in exchange for all of its shares of capital stock in Wundies Industries, Inc. During December, 2002, the Issuer bought back 31,515 shares from WAF, resulting in WAF's holding, until August 24, 2004, a total of 1,123,010 Shares.

         The foregoing is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The Shares were acquired by the Reporting Persons as an investment in the Issuer, and not with the intention of acquiring control of the Issuer's business on behalf of itself or any other Reporting Person.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons were the sole beneficial owners of 1,123,010 Shares representing 6.1% of the outstanding shares of the Issuer's Shares until its disposition thereof on August 24, 2004. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of June 15, 2004 by the Issuer in its annual report on Form 20-F for the annual period ended December 31, 2003, and filed with the Securities and Exchange Commission on June 22, 2004.

         As of August 24, 2004, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares.

         The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, beneficial owners of Shares owned by other parties.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         As of August 24, 2004, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) On August 24, 2004, the Wafra Acquisition Fund 11, L.P. sold 1,123,010 Shares at a price of $9.15 per share net. The sale of the Shares was effected by the sale of all such Shares in a single transaction in Israel, the domicile of the Issuer, through a financial institution located in Israel to investors identified by such financial institution.

         Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) On August 24, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit No.                       Description

         1 Joint Filing Agreement dated as of September 2, 2004, among Wafra Acquistion Fund 11, L.P., Wafra Partners, L.P., Wafra Partners, Inc. and Manhattan International
                                           Management & Consulting Ltd.

         2                                 Agreement and Plan of Merger dated as
                                           of June 30, 2000 (the "Merger
                                           Agreement"), by and among W.I.I.
                                           Acquisition Corp., Wundies
                                           Industries, Inc., Wafra Acquisition
                                           Fund 11, L.P., Michael Fitzgerald,

                                           William Mull, Judith Moore, Steven
                                           Lockcuff, and Francis Tam
                                           (incorporated by reference to the
                                           Exhibits to the Issuers Annual Report
                                           on Form 20-F (File No. 0-30020) filed
                                           with the Securities and Exchange
                                           Commission on June 8, 2001)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2004

                                            WAFRA ACQUISITION FUND 11, L.P.


                                            By: WAFRA PARTNERS, L.P., as General
                                            Partner

                                            By: WAFRA PARTNERS, INC., as General
                                            Partner of WAFRA PARTNERS, L.P.


                                            /s/     Anthony G. Barbuto
                                            ------------------------------------
                                                         Signature

                                                    Anthony G. Barbuto/President
                                            ------------------------------------
                                                         Name/Title


                                            WAFRA PARTNERS, INC.


                                            /s/     Anthony G. Barbuto
                                            ------------------------------------
                                                         Signature

                                                    Anthony G. Barbuto/President
                                            ------------------------------------
                                                         Name/Title


                                            MANHATTAN INTERNATIONAL MANAGEMENT
                                            & CONSULTING LTD.


                                            /s/     Anthony G. Barbuto
                                            ------------------------------------
                                                         Signature

                                                    Anthony G. Barbuto/Secretary
                                            ------------------------------------
                                                         Name/Title

                                   SCHEDULE A

                 OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

----------------------------------------------------------------------------------------------------------------
     Name (and            Residence/ Business       Principal Occupation/       Name/ Principal Business/
    Citizenship)                Address                   Employment               Address of Principal
                                                                                        Employment
----------------------------------------------------------------------------------------------------------------
Anthony G. Barbuto        345 Park Avenue, 41st     Chief Financial Officer     Wafra Investment Advisory Group,
(U.S.)                    Floor, New York, NY,                                  Inc.
                          10154-0101                                            345 Park Avenue, 41st Floor, New
                                                                                York, NY, 10154-0101
-----------------------------------------------------------------------------------------------------------------
Peter Petrillo (U.S.)     345 Park Avenue, 41st     Senior Vice President       Wafra Investment Advisory Group,
                          Floor, New York, NY,                                  Inc.
                          10154-0101                                            345 Park Avenue, 41st Floor, New
                                                                                York, NY, 10154-0101
-----------------------------------------------------------------------------------------------------------------
Mohamad W. Khouja         345 Park Avenue, 41st     Chief Executive Officer     Wafra Investment Advisory Group,
(U.S.)                    Floor, New York, NY,                                  Inc.
                          10154-0101                                            345 Park Avenue, 41st Floor, New
                                                                                York, NY, 10154-0101
-----------------------------------------------------------------------------------------------------------------
Robert W. Toan            345 Park Avenue, 41st     Senior Vice President       Wafra Investment Advisory Group,
(U.S.)                    Floor, New York, NY,                                  Inc.
                          10154-0101                                            345 Park Avenue, 41st Floor, New
                                                                                York, NY, 10154-0101
-----------------------------------------------------------------------------------------------------------------
Marianne Tonesan          Canon's Court             Corporate Attorney          Appleby Spurling Hunter
M. Amissah (British)      22 Victoria Street                                    Canon's Court
                          PO Box HM 1179                                        22 Victoria Street
                          Hamilton HM EX                                        Hamilton HM 12
                          Bermuda                                               Bermuda
-----------------------------------------------------------------------------------------------------------------
Judith Collis (British)   Canon's Court             Corporate Attorney          Appleby Spurling Hunter
                          22 Victoria Street                                    Canon's Court
                          PO Box HM 1179                                        22 Victoria Street
                          Hamilton HM EX                                        Hamilton HM 12
                          Bermuda                                               Bermuda
-----------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX


               Exhibit No.                   Description

               1                             Joint Filing Agreement

               2                             Merger Agreement*






* Incorporated by reference to the Exhibits to the Issuers Annual Report on Form 20-F (File No. 0-30020) filed with the Securities and Exchange Commission on June 8, 2001